FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13-z-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of March 2004

	Viceroy Explorations Ltd.
	Suite 520 - 700 West Pender Street
	Vancouver, B.C.
	Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

	Form 20-F: [X]	Form 40-F: [	]

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes  [	 ]		No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant:	Viceroy Explorations Ltd.
		/s/ Michele Jones

Date:	April 10, 2004

Name:		Michele Jones
		Title:	Corporate Secretary

FORM 53-901F (British Columbia)

SECURITIES ACT
Material Change Report under:
Section 85(1) of the Securities Act (British Columbia) &
Section 151 of the Securities Rules

Item 1
	Reporting Issuer

	Viceroy Exploration Ltd.
	520 - 700 West Pender
	Vancouver, BC  V6C 1G8
	(604) 669-4777
	(the "Issuer")

Item 2	Date of Material Change

March 31, 2004, being the date of the news release.

Item 3	Press Release

The press release was distributed to the B.C., Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and
Northwest Territories  Securities Commissions and the TSX Venture
Exchange via SEDAR and through various other approved public media.

Copy of the News Release is attached hereto.

Item 4	Summary of Material Change

The Issuer and Tenke announced that an agreement has been signed whereby Tenke can acquire a controlling interest in the Las Flechas Project located in northern San Juan province in Argentina. The property lies between the El Indio and Maricunga mining districts which host numerous world class deposits including Veladero/Pascua/Lama, considered one of the largest gold systems under development in the world today. The Las Flechas Project lies south of Tenke's Vicuna and Josemaria Projects both which have active drilling programs on a trend of high Andres epithermal and copper/gold porphyry systems in the area.

The Las Flechas Property is located 340 kilometres northwest of the City of San Juan, along the eastern slopes of the Andean Cordillera in the province of San Juan along the Chilean boarder. The roperty group, comprising nearly 30,000 hectares lies at the central section of the transitional zone between El Indio and Maricunga Mineral Belts in Argentina.

Pursuant to the terms of the agreement with The Issuer, Tenke can earn a 75% interest in the Las Flechas Project through expenditures with pre-agreed minimum annual exploration expenditures aggregating to US $4.5 million over 5 years. The foregoing is subject to all requisite regulatory approvals and execution of a detailed earn-in agreement within 45 days. Prior to the end of the high Andes exploration season, the Company Will initiate a limited early sampling program on several target areas of the properties with the intent to conduct a first full season of concerted exploration on Las Flechas starting next October, at the beginning of the 2004/2005 exploration season.


Item 5	Full Description of Material Change

	Please see attached news release.

Item 6Reliance on Section 85(2) of the Securities Act (British Columbia) Reliance on Section 75(3) of the Securities Act (Ontario)

	Not applicable.
Item 7	Omitted Information

	Nil.

Item 8	Senior Officer/Director

	Contact:	Michele A. Jones, Corporate Secretary
			Tel:  (604) 669-4777

Item 9	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

VICEROY EXPLORATION LTD.

Per:
"Michele A. Jones"
Michele A. Jones
Corporate Secetary

DATED at Vancouver, B.C. this 31st day of March, 2004.




TENKE MINING CORP. 	 		VICEROY EXPLORATION LTD.
2101 - 885 West Georgia Street	520 - 700 West Pender Street
Vancouver, B.C. Canada  V6C 3E8	Vancouver, B.C.  Canada  V6C 1G8
	Telephone: (604) 689-7842 	Telephone:  (604) 669-4777
	Facsimile: (604) 689-4250 	Facsimile:  (604) 696-0212
	www.tenke.com 	www.viceroyexploration.com








TENKE SIGNS AGREEMENT WITH VICEROY TO ACQUIRE A 75% INTEREST
IN THE LAS FLECHAS PROJECT IN ARGENTINA


March 31, 2004 ... Tenke Mining Corp. ("Tenke" - TNK:TSX) and Viceroy Exploration Ltd. ("Viceroy" - VYE:TSXV) are pleased to announce that an agreement has been signed whereby
Tenke can acquire a controlling Interest in the Las Flechas Project located in northern San Juan province in Argentina. The property lies between the El Indio and Maricunga mining districts which host numerous world class Deposits including Veladero/Pascua/Lama, considered one of the largest Gold systems under development in the world today. The Las Flechas Project lies south of Tenke's Vicuna and Josemaria Projects both which Have active drilling programs on a trend of high Andres epithermal and copper/gold porphyry systems in the area.

The Las Flechas Property is located 340 kilometres northwest of the city of San Juan, along the eastern slopes of the Andean Cordillera in the province of San Juan along the Chilean boarder. The property group, comprising nearly 30,000 hectares lies at the central section of the transitional zone between El Indio and Maricunga Mineral Belts in Argentina.

This region, under renewed exploration efforts in the last few years, has shown close similarities in geology, alteration, and mineralization with those of the Tertiary belts to the north and south. Specifically, its Late Tertiary evolution appears associated With common regional structures which are related to the Intrusivity along a series of fault corridors and transverse local faulting. This has resulted in regional distensive triangular zones at several of the main mineralized districts in the region. One of these specific structural zones is formed at the headwaters of the Macho Muerto river, where intrusives, volcanic explosive centers, and potential related mineralized models have been postulated. This is the core zone of the Las Flechas property block.

Tenke has been active for the last 4 years in this portion of the belt with prospecting and initial exploration at the Vicuna, Batidero, Josemaria, and neighbouring regions. The experience on these systems and the previous exposure of the exploration team to the El Indio
Belt during the discovery and development of the Veladero diatreme system has resulted in new theories and applied models for this under-explored region.

Early exploration, including surface and trench sampling, on the Las Flechas property to date has delineated several large gold/silver targets. A prior initial scout drill program at the Central Zone (Cerro Amarillo) confirmed surface gold and silver enrichment and supports the potential of a large, high-sulphidation epithermal gold-bearing system,as well as porphyry-related alteration zones along the NNE trends. The property contains several target zones for future exploration.

Pursuant to the terms of the agreement with Viceroy, Tenke can earn a 75% interest in the Las Flechas Project through expenditures with pre-agreed minimum annual exploration expenditures aggregating to US $4.5 million over 5 years. The foregoing is subject to all Requisite regulatory approvals and execution of a detailed earn-in agreement within 45 days. Prior to the end of the high Andes exploration season, the Company will initiate a limited early sampling program on several target areas of the properties with the intent to conduct a first full season of concerted exploration on Las Flechas starting next October, at the beginning of the 2004/2005 exploration season.

About Tenke Mining Corp.:

Tenke has assembled a comprehensive portfolio of highly prospective bulk tonnage copper/gold prospects in San Juan and Mendoza Provinces, with exploration focused on porphyry and high sulphidation epithermal systems along the Argentine/Chilean border.

About Viceroy Exploration Ltd.:

Viceroy is currently exploring the advanced stage Gualcayamo project and has recently announced a 5,000 metre drill program on this project which is due to commence in mid-April, 2004. Viceroy also owns 100% of four early stage projects in San Juan province, Argentina, one of which is the Las Flechas property.


ON BEHALF OF THE BOARDS



"Paul Conibear"					"Patrick Downey"
President						President & C.E.O.



For further information on Tenke Mining Corp., please contact:
Sophia Shane, Corporate Development
Ph. 604- 689-7842

For further information on Viceroy Exploration Ltd., please contact:
Christine Black, Corporate Communications
Ph. 604-669-4777




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